Goldman Sachs Asset Management, L.P.

200 West Street

New York, NY 10282

March 6, 2025

United States Life Insurance Company in the City of New York

2919 Allen Parkway, 4th floor

Houston, Texas 77019

Ladies and Gentlemen:

This letter sets forth the agreement (the “Agreement”) between The United States Life Insurance Company in the City of New York (“you” or the “Company’’) and the undersigned (“we” or “Goldman, Sachs Asset Management, L.P.”, or “GSAM”) concerning certain administrative services to be provided by you, with respect to the Goldman Sachs Variable Insurance Trust (the “Trust”).

1.  The Trust. The Trust is a Delaware statutory trust registered with the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “Act”), as an open-end management investment company. The Trust offers shares of one or more separate series, each representing an interest in a particular investment portfolio of securities and other assets (“Portfolios”) and serves as a funding vehicle for variable annuity contracts and variable life insurance contracts. As such, the Trust sells its shares to insurance companies and their separate accounts. With respect to various provisions of the Act, the SEC requires that owners of variable annuity contracts and variable life insurance contracts offering underlying mutual funds as investment options for their separate accounts be provided with certain materials and rights similar to those afforded to mutual fund shareholders.

2.  The Company. The Company is a Texas life insurance company. The Company issues variable annuity contracts and/or variable life insurance contracts (the “Contracts”) supported by the Separate Account(s) identified on Schedule A (the “Separate Account”; if more than one, the term “Separate Account” shall apply to each Separate Account subject hereto). The Separate Account is registered with the SEC as a unit investment trust. The Company has entered into a participation agreement (the “Participation Agreement”) with the Trust and Goldman, Sachs & Co. LLC as the Trust’s Distributor (“Distributor”) with respect to the Portfolios listed on Schedule B (the “Funds”). The Participation Agreement governs the Company’s purchases and redemptions of shares of the Trust for the Separate Account supporting the Company’s Contracts, and related matters.

3.  Goldman Sachs & Co. LLC. Goldman Sachs & Co. LLC serves as the distributor for the Trust. GSAM serves as the Trust’s investment adviser. GSAM supervises and assists in the overall management of the Trust’s affairs under an Investment Management Agreement with the Trust, subject to the overall authority of the Trust’s Board of Trustees in accordance with Delaware law. Under the Investment Management Agreement, we are compensated for providing investment advisory and certain administrative services.

4.  Administrative Services. You have agreed to assist us, as we may request from time to time, with the provision of administrative services with respect to the Trust, as they may relate to the Separate Account’s purchase and redemption of shares of the Funds. It is anticipated that such services may include (but shall not be limited to) the mailing of Trust reports, notices, proxies and proxy statements and other informational materials to owners of the Contracts supported by the Separate Account; the transmission of purchase and redemption requests to the Trust’s transfer agent; the maintenance of separate records for each owner of a Contract reflecting shares purchased and redeemed and share balances attributable to such Contract Owner in the form of units; the preparation of various reports for submission to the Trust’s Trustees; the provision of shareholder support services with respect to the Funds serving as funding vehicles for the Company’s Contracts; and the services listed on Schedule C.

5.  Payment for Administrative Services. In consideration of the services to be provided by you, we shall pay you on a quarterly basis, from our assets, including GSAM’s bona fide profits as investment adviser to the Trust, amounts equal to those described in Schedule D. For purposes of computing the payment to the Company contemplated under this Section 5 for each Fund, the average aggregate net asset value of the relevant shares of the Fund held by the Separate Account over a one-month period shall be computed by totaling the Separate Account’s aggregate investment (share net asset value multiplied by total number of the relevant shares held by the Separate Account) in each Fund on each calendar day during the month, and dividing by the total number of calendar days during such month. The payment contemplated by this Section 5 shall be calculated by GSAM at the end of each calendar quarter and will be paid to the Company within sixty (60) business days thereafter.

6.  Nature of Payments. The parties to this Agreement recognize and agree that GSAM’s payments to the Company relate to administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of the Contracts or of Trust shares and are not otherwise related to investment advisory or distribution services or expenses. The Company represents that these payments are not for or related to administrative services which the Company is required to provide to owners of the Contracts by law or pursuant to the terms of the Contracts. The Parties acknowledge that there are substantial savings in administrative expenses to the Trust by virtue of having a Separate Account as the sole shareholder in a Fund rather than multiple accounts reflecting the Separate Account’s investment. You represent that:

•	you may legally receive the payments contemplated by this Agreement.

•	the administrative services provided under this Agreement are not services that the Trust has agreed to perform, provide or pay for under the Participation Agreement.

•

to the extent required by applicable law, you have taken payments received from GSAM under this Agreement into account in making any determinations pursuant to Section 26(f)(2)(A) and 26(f)(3) of the Act.

7.  Term. Except as otherwise provided herein, this Agreement shall remain in full force and effect for an initial term of one year from the date hereof, and shall automatically renew for successive one-year periods unless either party notifies the other upon sixty (60) days’ written notice of its intent not to continue this Agreement. This Agreement shall terminate automatically with respect to a Fund upon (i) the redemption of the Separate Account’s investment in the Fund, or (ii) upon termination of the Trust’s obligation to sell shares of a Fund under the Participation Agreement.

8.  Anti-Bribery.

(a)

The Company warrants that in any way related to this Agreement, it and its affiliates, agents, and employees will at all times comply with all applicable laws, regulations, including self-regulatory organization (“SRO”) regulations, and administrative requirements, including those pertaining to tax reporting and tax compliance, tax evasion or the facilitation of tax evasion, and those dealing with bribery, corruption, improper or illegal payments, gifts, gratuities or money laundering, and shall take no action which would subject Goldman Sachs to penalties under applicable laws, regulations and administrative requirements.

(b)

The Company represents that, in connection with this Agreement, it has not and warrants that it will not (i) make (or cause to be made), offer, promise, or authorize any payments or gifts or anything of value, directly or indirectly, to any Public Official (as defined below) or to any other person to secure an improper advantage, improperly obtain or retain business or an improper advantage, or otherwise to induce any person to perform their duties improperly, or (ii) pay, offer, or agree to pay (or cause to be paid, offered or agreed to be paid) any political contributions or donations. In performing this Agreement, the Company agrees to not authorize, make, permit to be made, or allow any agents, subcontractors, vendors, consultants, or other third parties (“Third Parties”) to make any payments, which, if made by the Company, would violate this Agreement. As used in this Agreement, “Public Official” means any person holding an elected or appointed office and any other officer or employee of a government or a department, agency, instrumentality or part thereof (including a state-owned or-controlled enterprise or a joint venture/partnership with a government entity), any officer or employee of a public international organization or a political party, and any candidate for political office; or any person exercising a public function or acting in an official capacity for or on behalf of any of the foregoing.

(c)

The Company represents that, in connection with this Agreement, it has not and warrants that it will not receive or solicit bribes, kickbacks, or other improper benefits related to its services to Goldman Sachs.

(d)

The Company hereby acknowledges that it has received and reviewed a copy of the Goldman Sachs Anti-Bribery and Anti-Corruption Compliance Statement (available at https://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/anti-bribery-program.pdf, which may be amended from time to time), setting forth Goldman Sachs’ anti-corruption policy with respect to its business activities and relations with clients and prospective clients, and warrants and agrees that in connection with this Agreement, the Company will act on a consistent basis with such Statement and in no event shall take any action that would cause or reasonably be expected to cause Goldman Sachs to be in violation of such Statement.

(e)	To the extent the Company retains Third Parties in connection with this

Agreement, and those Third Parties will (i) provide some or all of the same activities for which the Company has been engaged under the Agreement, (ii) introduce clients or other business opportunities in connection with the Agreement, or (iii) communicate or interact with government entities or Public Officials, the Company warrants that it will ensure appropriate, risk-based due diligence is conducted on each such Third Party consistent with industry best practices, provide appropriate training to relevant employees of the Third Parties, monitor their activities to ensure compliance with applicable laws as it relates to this Agreement, and take such other steps as are reasonable and proportionate to ensure compliance with applicable laws related to the Agreement, as well as the terms and conditions of this Agreement. The Company shall ensure that its contracts with Third Parties approved by Goldman Sachs include clauses (a) – (c) above. The Company also agrees to comply with any other reasonable requirements set forth by Goldman Sachs as part of its approval of a Third Party related to the Agreement.

(f)

The Company agrees to give prompt written notice to Goldman Sachs in the event that, at any time during the term of this Agreement, any representations set forth in this Section are no longer accurate or the Company has failed to comply with or has breached any of its warranties hereunder. For the avoidance of doubt, inadvertent errors or incomplete documentation with respect to section 5.3(e) that do not reasonably harm Goldman Sachs will not constitute such failure to comply or breach of the warranties. In the event of such notice, or if Goldman Sachs otherwise verifies or determines reasonably and in good faith that the representations are no longer true and accurate or that the Company has failed to comply with or has breached any of its warranties hereunder, then notwithstanding any other provision of this Agreement, Goldman Sachs shall have the unilateral right to terminate this Agreement by written notice to the Company and the Company shall not be entitled to receive any compensation from the time of such non-compliance or breach, including for services previously rendered to the extent that those services are related to the non-compliance or breach. However, no compensation shall be withheld for periods after any such non-compliance or breach was corrected or after Goldman Sachs became aware of such breach or non-compliance and failed to promptly notify the Company of same.

9.  Representations and Warranties. The Company represents and warrants that:

(a)	it is an insurance company duly organized and in good standing under New York insurance law;

(b)	its entering into and performing its obligations under this Agreement does not and will not violate its charter documents or by-laws, rules or regulations, or any agreement to which it is a party; and

(c)	it will keep confidential any information acquired in connection with the matters contemplated by this Agreement regarding the business and affairs of the Trust, GSAM and their affiliates.

10.  Interpretation. This Agreement shall be construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws, subject to the following rules:

(a)

This Agreement shall be subject to the provisions of the Act, and the rules, regulations and rulings thereunder, including such exemptions from that statute, rules and regulations as the SEC may grant, and the terms herein shall be limited, interpreted and construed in accordance therewith.

(b)	The captions in this Agreement are included for convenience of reference and in no way define or delineate any of the provisions herein or otherwise affect their construction or effect.

10. Amendment. This Agreement may be amended only upon mutual agreement of the parties hereto in writing. Any notice to be provided pursuant to this Agreement is to be made in writing and shall be given:

If to GSAM:

Marci Green

Managing Director

Goldman, Sachs Asset Management, L.P.

200 West Street

New York, NY 10282

If to the Company:

The United States Life Insurance Company in the City of New York

Attn: Johnpaul S. Van Maele

Assistant General Counsel

2919 Allen Parkway, L4-01

Houston, TX 77019

Email: saamcolegal@corebridgefinancial.com

or at such other address as such party may from time to time specify in writing to the other party. Each such notice to a party shall be sent by registered or certified United States mail with return receipt requested or by overnight delivery with a nationally recognized courier, and shall be effective upon receipt.

11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

If this Agreement is consistent with your understanding of the matters we discussed concerning your administrative services, kindly sign below and return a signed copy to us.

Very truly yours,

Goldman Sachs Asset Management, L.P.

By:

Name:	Marci Green

Title:	Managing Director

Acknowledged and Agreed to:

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

By:

Name:	Barbara Rayll

Title:	Vice President, Business Case Development

SCHEDULE A

Separate Accounts

All current and future Separate Accounts of the Company available for sale through the Contracts.

SCHEDULE B

Funds

Goldman Sachs VIT Government Money Market Fund

SCHEDULE C

Services

Maintenance of books and records

Record issuance of shares

Record transfers (via net purchase orders)

Reconciliation and balancing of the Separate Account at the Trust level in the general ledger, at various banks and within systems interface to the summary of each Contract Owner’s position

Fund-related Contract Owner Services

Printing and mailing costs associated with dissemination of Trust prospectus to existing Contract Owners

Telephonic support for Contract Owners with respect to inquiries about the Trust (but not inquiries about the Contracts) unrelated to the sales of Contracts or distribution of Trust shares

Trust proxies (solicitation of voting instructions and preparation of materials, inclusive of printing, distribution, tabulation, and reporting)

Printing and mailing costs associated with dissemination of Trust reports and notices to existing Contract Owners

Other administrative support

Sub-accounting services

Providing other administrative support to the Trust as mutually agreed between insurer and the Trust

Relieving the Trust of the burden of providing other usual or incidental administrative services provided to individual shareholders

SCHEDULE D

Fees

Share Class of the Trust	Amounts per annum of the average aggregate net asset value of shares of the Trust held by the Separate Account under the Participation Agreement
Money Market Funds [1]

- Service and Institutional Class	10 basis points (0.10%)

1 The fee paid by GSAM to the Company on Money Market Funds may be reduced as described in Schedule E of this Agreement. You agree to be bound by the terms of such Schedule E and agree to any reduction in fees that may occur as described therein.

SCIIEDULE E

Administrative Services Agreements

Temporary Service Organization Fee Waiver

Re: Administrative Services Fee Waiver

In accordance with the Goldman Sachs Variable Insurance Trust’s (“Trust”) established policies, all or substantially all of the net investment income for each share class of the Goldman Sachs Variable Insurance Trust Government Money Market Fund (“Money Market Fund”) is declared as a dividend to shareholders daily. However, there may be times when yields in the U.S. money markets are low and in order to help assure that the investments of your customers in the Money Market Fund earn a daily net return, we may decide when certain conditions arise (discussed below) to waive fees that may typically be paid to you under the Administrative Services Agreement.

Methodology for Calculating the Fee Waiver

Such fee waivers to Administrative Services Fees to which you would otherwise be entitled as follows:

We will calculate, at our sole discretion, the amount by which your Administrative Services Fees will be waived for any given share class of the Money Market Fund for any given month. Such amount shall be referred to as your “Administrative Services Fee Waiver” for the month, and will be established as described below based on a percentage of the amount by which Goldman Sachs Asset Management, L.P. (“GSAM”) must waive its management fee.

The rate by which management fees for the Money Market Fund will be waived shall be calculated on a daily basis (the “Daily Management Fee Waiver Rate”) based on our good faith calculation as to the amount necessary to ensure that the Annualized Yield (as defined below) for any class of the Money Market Fund on such day would not be less than 0.01% (or such lower yield as we determine in our sole discretion).

At the end of each month, the Trust will calculate an asset-weighted average of each day’s Daily Management Fee Waiver Rate (the “Average Daily Management Fee Waiver Rate”). In order to determine the rate by which your Administrative Services Fees will be waived in a given month (your “Monthly Administrative Services Fee Waiver Rate”), the Trust will then multiply the Average Daily Management Fee Waiver Rate for the month by your “Administrative Services Fee Waiver Percentage” for the Money Market Fund and share class. Your Administrative Services Fee Waiver Percentage shall be equal to the annualized Administrative Services Fee rate otherwise payable to you with respect to a given fund and share class divided by the annualized Management Fee rate payable to GSAM (gross of the Daily Management Fee Waiver Rate).

Your Administrative Services Fee Waiver for the month will then be calculated by applying your Monthly Administrative Services Fee Waiver Rate to the amount of Administrative Services Fees to which you would otherwise be entitled.

For purposes of the fee waiver described above:

(A) “Annualized Yield” will be calculated net of advisory and operating expenses in accordance with the standardized methodology prescribed by the Securities and Exchange Commission in Form N-1A, Item 21(a)(1), except that each Annualized Yield will be calculated for a one-day period rather than a seven-day period.

(B) The amount of the daily Administrative Services Fee Waiver for any given month or share class will, in no event, be greater than the Administrative Services Fee payable to you with respect to the same share class for the same day, without reference to the Administrative Services Fees payable to you on such share class for any other day, or to the Annualized Yields of and Administrative Services Fees payable with respect to any other share class.

(C) The Administrative Services Fees not paid and waived for any day will be final and may not be subsequently recouped by you.

(D) The waiver of Administrative Services Fees as set forth above will terminate with respect to a particular share class of the Money Market Fund upon GSAM’s determination that the Annualized Yield is likely to remain above 0.01%, but will thereafter continue in effect with respect to all other share classes as to which this Administrative Services Fee Waiver has not been so terminated. GSAM may reinstate the payment suspension and Administrative Services Fee Waiver if it subsequently determines that the Annualized Yield is likely to fall below 0.01%.

(E) The waiver of the Administrative Services Fees as stated herein does not affect or alter in any way any of your other undertakings, if any, to waive such Fees under any provision of the Administrative Services Agreements.